UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                       Creative Computer Applications Inc.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   224901-30-6
                                  -------------
                                 (CUSIP Number)

                                December 13, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 pages)

SCHEDULE 13G
Creative Computer Applications Inc.

CUSIP No.224901306

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Kyle K. Krueger
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                                 273,000
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                 0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                                         273,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         273,000

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.6%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                       IN

                               (Page 2 of 7 pages)

SCHEDULE 13G
Creative Computer Applications Inc.

CUSIP No.224901306

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Ann Krueger
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                              0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                               273,000
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                               0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                            273,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            273,000

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                           8.6%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                       IN

                               (Page 3 of 7 pages)

Item 1(a).  Name of Issuer:

            Creative Computer Applications Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            26115 A Mureau Road
            Calabasas, California 91302

Item 2(a).  Name of Person Filing:

            This statement is filed by:

            (A) Kyle K. Krueger ("Kyle") with respect to shares of Common Stock, no par value ("Common Stock") of Creative Computer Applications Inc. (the "Company") registered in the name of (a) the Kyle K. Krueger Rollover IRA and
(b) Kyle Krueger and Ann Krueger, as joint tenants by the entirety.

            (B) Ann Krueger ("Ann"), with respect to the shares of Common Stock of the Company registered in the name of (a) the Kyle K. Krueger Rollover IRA and (b) Kyle Krueger and Ann Krueger, as joint tenants by the entirety. Notwithstanding the filing of this Statement, Ann disclaims beneficial ownership of the 173,700 shares of Common Stock of the Company registered in the name of the Kyle K. Krueger Rollover IRA.

            The foregoing persons are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The principal business office of Kyle is:
                  150 Second Avenue North, Suite 860
                  St. Petersburg, Florida 33701

             The principal business office of Ann is:
                  150 Second Avenue North, Suite 860
                  St. Petersburg, Florida 33701


Item 2(c).   Citizenship:

             Each of the Reporting Persons is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

             Common stock, no par value

Item 2(e).   CUSIP Number:

             224901306

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:


(a)    [  ]    Broker or dealer registered under Section 15 of the Exchange Act,

(b)    [  ]    Bank as defined in Section 3(a)(6) of the Exchange Act,

(c)    [  ]    Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act,

(d)    [  ]    Investment Company registered under Section 8 of the Investment
               Company Act,

(e)    [  ]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)    [  ]    An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F),

(g)    [  ]    A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G),

(h)    [  ]    A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act,

(i)    [  ]    A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act.

(j)    [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

     A.  Kyle
         (a)  Amount beneficially owned:   273,000
         (b)  Percent of class:     8.6%
         (c)  (i)   Sole power to vote or direct the vote:                     0
              (ii)  Shared power to vote or direct the vote:             273,000
              (iii) Sole power to dispose or direct the disposition:           0
              (iv)  Shared power to dispose or direct the disposition:   273,000

     B.  Ann
         (a)  Amount beneficially owned:   273,000
         (b)  Percent of class:      8.6%
         (c)  (i)   Sole power to vote or direct the vote:                     0
              (ii)  Shared power to vote or direct the vote:             273,000

              (iii) Sole power to dispose or direct the disposition:           0
              (iv)  Shared power to dispose or direct the disposition:   273,000

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         n.a.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         n.a.

Item 8.  Identification and Classification of Members of the Group.

         n.a.

Item 9.  Notice of Dissolution of Group.

         n.a.

Item 10. Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 2001

                                         /s/ Kyle K. Krueger
                                         -------------------------------
                                         Kyle K. Krueger



                                         /s/Ann Krueger
                                         ----------------------------
                                         Ann Krueger


                                  EXHIBIT INDEX
                                  -------------
Exhibits

1.   Joint Filing Agreement, dated May 25, 2001, between Kyle and Ann.

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT

             The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, no par value, of Creative Computer Applications Inc. is filed jointly, on behalf of each of them.

Dated:   May 25, 2001

                                         /s/ Kyle K. Krueger
                                         -------------------------------
                                         Kyle K. Krueger



                                         /s/ Ann Krueger
                                         ----------------------------
                                         Ann Krueger





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